------------------
                               UNITED STATES              |   OMB APPROVAL   |
                    SECURITIES AND EXCHANGE COMMISSION     -----------------
                          Washington, D.C. 20549          |   OMB Number:    |
                                                          |    3235-0058     |
                                FORM 12b-25               | Expires:         |
                                                          | January 31, 2005 |
                        NOTIFICATION OF LATE FILING       | Estimated        |
                                                          | average burden   |
                                                          | hours per        |
(Check One):[x] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
            [_] Form 10-Q  [_] Form N-SAR                  ------------------
                                                           ------------------
   For Period Ended:    DECEMBER 31,  2001                | SEC FILE NUMBER  |
                    ------------------------------------  |    0-25853       |
   [ ]  Transition Report on Form 10-K                     ------------------
   [_]  Transition Report on Form 20-F                     ------------------
   [ ]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
   [ ]  Transition Report on Form 10-Q                    |    747794105     |
   [_]  Transition Report on Form N-SAR                    ------------------
   For the Transition Period Ended:_____________________

------------------------------------------------------------------------------
       Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

 Scientific Energy, Inc.
------------------------------------------------------------------------------
 Full Name of Registrant

 Quazon Corp.
------------------------------------------------------------------------------
 Former Name if Applicable

 630 N 400 West
------------------------------------------------------------------------------
 Address of Principal Executive Office (Street and Number)

 Salt Lake City, Utah 84103
------------------------------------------------------------------------------
 City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |(a)  The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
[x] |(b)  The subject annual report, semi-annual report; transition report on
    |     Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
    |     filed on or before the fifteenth calendar day following the
    |     prescribed due date; or the subject quarterly report of transition
    |     report on Form 10-Q, or portion thereof will be filed on or before
    |     the fifth calendar day following the prescribed due date; and
    |
    |(c)  The accountant's statement or other exhibit required by Rule
    |     12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant is unable to file the report timely without unreasonable effort and expense due to unexpected delays encountered in determining whether to change the registrant's fiscal year.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           James R. Kruse          (801)          531-7090
        ------------------------  --------  -----------------------------
             (Name)              (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
        been filed?  If answer is no, identify report(s).   [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
        report or portion thereof?     [X] Yes   [ ]  No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     During the fiscal year ended December, 31 2001, the registrant transitioned from an inactive, no asset, company to one that has acquired technology, intellectual property assets and prepaid expenses of approximately $315,000. The registrant has also incurred significant research and development expenses, in connection with their acquired technology and intellectual property, that resulted in a net loss of approximately $170,000. In comparison, during the fiscal year ended December 31, 2000, the registrant had a net loss of $11,023 and total assets of $6,951. The approximation of the net loss resulting from research and development expenses for the fiscal year ended December 31, 2001 includes, but is not limited to, the salaries and advances on future royalties for the full time employees and the rent payments for the research facility in New Mexico. The registrant is development stage and has no revenue.

                     Scientific Energy, Inc.
           --------------------------------------------
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date       April 2, 2002          By      /s/ Todd Crosland
      -----------------------        ----------------------------------------
                                     Todd Crosland, President